

April 13, 2011

<u>Via Email</u>
Jim Robinson
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re:** **Animal Health International, Inc.**
> **Schedule 14A**
> **Filed April 4, 2011**
> **File No. 001-33273**

Dear Mr. Robinson:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1.   We note that you received comments on your Form 10-K on March 11, 2011 which remain outstanding. Please confirm that you will resolve those outstanding comments prior to filing your definitive proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director